[THE FIRST BANCSHARES LETTERHEAD]

    6480 US Highway 98 West
    P.O. Box 15549 Hattiesburg, MS 39404
    Phone: (601) 268-8998 Fax: (601) 296-9207
    www.thefirstbank.com

June 21, 2013

Mark Webb, Esq.
David Lin, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:         The First Bancshares, Inc.
Registration Statement on Form S-3
File No.  333-188922

Dear Mr. Webb:

The First Bancshares, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-188922), pursuant to Rule 461, to Thursday, June 27, 2013, at 8:00 a.m., EDT, or as soon thereafter as practicable.

In connection with this request, the company acknowledges that:

o	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Donna T. Lowery
Donna T. (Dee Dee) Lowery
Agent for Service of Process
The First Bancshares, Inc.